UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Contract for Share Repurchase Trust

1.	Purpose of Trust Contract :

To stabilize the share price and to enhance the shareholders’ share value

2.	Contract Amount : KRW 1 trillion (KRW 1,000,000,000,000)

3.	Contract Period : From April 13, 2020 to April 12, 2021

4.	Trust Companies : - Samsung Securities Co., Ltd.

    - KB Securities co., Ltd.

    - NH INVESTMENT & SECURITIES CO., LTD.

5.	Contract Date : April 13, 2020

6.	Treasury Shares before Trust Contract :

7,071,194 shares (Equivalent to 8.1% of the total number of issued shares)

7.	Resolution Date of the Board of Directors : April 10, 2020

*	Exhibit 99.1: Power Point material for Share Repurchase Decision

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: April 14, 2020	By	/s/ Lim, Seung-Kyu
(Signature)
	Name:	Lim, Seung-Kyu
	Title:	Executive Vice President